UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021

Commission File Number: 001-34738

Luokung Technology Corp.

(Translation of registrant’s name into English)

B9-8, Block B, SOHO Phase II, No. 9, Guanghua Road, Chaoyang District,

Beijing People’s Republic of China 100020

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Luokung Technology Corp. (“Luokung” or the “Company”) furnishes under the cover of Form 6-K the following:

As previously announced, on January 14, 2021, the U.S. Department of Defense (“DoD”) placed the Company on a list of entities operating directly or indirectly in the United States and deemed to be “Communist Chinese Military Companies” under Executive Order 13959, issued by former President Trump on November 12, 2020 (“EO 13959”). The DoD list is maintained under the authority of Section 1237 of the National Defense Authorization Act for Fiscal Year 1999 (the “Section 1237 List”). Accordingly, unless the applicability of EO 13959 to Luokung is delayed, or the U.S. Government issues authorizations for certain transactions relating to Luokung, or Luokung is removed from the Section 1237 List, U.S. persons, including both individuals and entities, will be prohibited from transacting in Luokung’s securities and derivatives starting on March 15, 2021. EO 13959, as amended by Executive Order 13974 issued on January 13, 2021, provides an exemption allowing for divestment transactions by U.S. persons within 365 days of the designation by DoD, and also mandating such divestment by U.S. persons within 365 days of the designation by DoD (i.e., by January 14, 2022 for Luokung). As a result of Luokung’s designation by DoD, investors’ ability to buy, sell, receive, or deliver Luokung’s securities under U.S. law may be limited on or after March 15, 2021, we do not exclude the risk that trading in the securities of Luokung that are currently listed on The Nasdaq Stock Market may be suspended on or about March 15, 2021.

The full text of EO 13959 can be found at:13959.pdf (treasury.gov). The U.S. Treasury Department’s Office of Foreign Asset Control (“OFAC”) has published guidance concerning EO 13959 on several occasions, available here: https://home.treasury.gov/policy-issues/financial-sanctions/recent-actions. On January 6, 2021, the Division of Examinations of the U.S. Securities and Exchange Commission issued a Risk Alert to notify investment advisers, broker-dealers, and other market participants of the above government actions, available here: https://www.sec.gov/files/risk-alert-securities-investments-finance-communist-chinese-military-companies.pdf.

Luokung notes that these prohibitions were imposed against Luokung within the last week of the Trump Administration. Luokung also notes that the Biden Administration may change the interpretation, timing, and effect of Luokung’s designation under EO 13959, and may change how the prohibitions are enforced by OFAC. The Biden Administration has announced a review of the Trump Administration’s late-term regulatory actions. The effect of such review may impact the scope and effect of such designations to the Section 1237 List, or a company’s designation in particular. In addition, OFAC could issue authorizations to U.S. persons that would allow them to continue transacting in Luokung’s securities and derivatives. The Company is reviewing the potential consequences of EO 13959, including any further DoD or OFAC guidance, to develop a better understanding of its impact on the Company.

Luokung currently is considering its options, including whether it could seek removal from the Section 1237 List or authorizations from OFAC to limit or eliminate the prohibitions under EO 13959, among other legal actions. The Company is also considering whether its U.S. shareholders’ legal rights have been violated by this U.S. Government action. To date and to the best of Luokung’s knowledge, the Nasdaq has not begun any delisting proceedings of Luokung’s securities. However, as noted above, in the absence of additional U.S. Government action to address this issue, it is probable that The Nasdaq Stock Market will implement a trading suspension on or about March 15, 2021.

Luokung complies with the relevant laws and regulations that apply to the Company’s operations. Luokung is disappointed that the U.S. Government seemingly inexplicably included it on the Section 1237 List. Luokung is not a Chinese state-owned enterprise, nor is Luokung owned by or affiliated with the Chinese military. Luokung is committed to sharing in its success with investors, and will continue to work to maximize shareholder value.

Luokung will make further public announcements as warranted by future developments. Investors are kindly requested to pay attention to the company's announcements and beware of investment risks.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Form 6-K Report contain certain forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future and other statements that are other than statements of historical fact. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intend”, “may”, “might”, “plan”, “probable”, “potential”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements in this Form 6-K Report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination and analysis of the existing law, rules and regulations and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you the statement herein will be accurate. As a result, you are cautioned not to rely on any forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

January 28, 2021

Luokung Technology Corp.

By:	/s/ Xuesong Song
Name:	Xuesong Song
Title:	Chief Executive Officer

2